

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

L. Allison Dukes
Senior Managing Director and Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, GA 30309

> **Re: Invesco Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-13908**

Dear L. Allison Dukes:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance